Form 12b-25
                [As last amended in Release No. 34-35113,
                     December 19, 1994, 59 F.R.67742.]

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12B-25

                        NOTIFICATION OF LATE FILING
                               (Check One):

[ X ]Form 10-K  [  ] Form 20-F  [  ]Form 11-K  [  ]Form N-SAR

     For Period Ended:  MAY 31, 1996
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:

___________________________________________________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.
     Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
___________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

___________________________________________________________________

Part I - Registrant Information
___________________________________________________________________

Full name of Registrant       CRESTED CORP.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

                              877 NORTH 8TH WEST

City, State and Zip Code      RIVERTON, WY 82501

___________________________________________________________________

Part II - Rules 12b-25(b) and (c)
___________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10_K, Form 20-F, 11-K or Form N-SAR,
[X] or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
___________________________________________________________________

Part III - Narrative
___________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     On April 18, 1996 the Arbitration Panel (the "Panel") presiding over the Sheep Mountain Partners ("SMP")arbitration proceedings, awarded substantial amounts of damages to the Registrant and its parent U.S. Energy Corp. ("USE"). Nukem, Inc. ("Nukem") and its wholly-owned subsidiary Cycle Resource Investment Corporation ("CRIC") filed motions for correction of alleged errors in the Award with both the U. S. District Court for the District of Colorado and the Panel. The Court considered the motions and remanded the motions to the Panel. The Panel confirmed the Award on July 3, 1996. The subject arbitration proceedings have been reported in 1934 Act filings for the past three years.

     Subsequent to July 3, 1996, Registrant and USE filed amended petitions for confirmation of the Award and Nukem and CRIC filed objects to the Award with the U. S. District Court. A hearing has been scheduled for September 25, 1996 by the Court, which ordered briefs filed by all parties by August 22, 1996 and replies thereto within ten days. There are several grounds to vacate or modify the Award set forth in the objections filed by Nukem and CRIC.

     Due to the amount of time required by Registrant's accounting staff to respond to and in support of various motions filed in the Court, the Registrant's accounting staff will be unable to finalize the Registrant's financial statements for the fiscal year ended May 31, 1996 in time for the audit report to be issued by the Registrant's independent auditors prior to August 29, 1996.

     Accordingly, the Registrant will be unable to file the fiscal 1996 10-K Report by its August 29, 1996 due date. Registrant believes that without the audited financial statements, no portion of the 10-K Report should be filed.

     Registrant will file the Form 10-K Report on or before
September 13, 1996.
___________________________________________________________________

Part IV - Other Information
___________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification.

          STEPHEN E. ROUNDS       (303) 377-6997

     (2) Have all other period reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                               [ X ]Yes   [  ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              [ X ]Yes   [  ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant estimates fiscal 1996 will show a net consolidated loss of approximately $1,169,000, compared to a consolidated net loss of $1,447,000 in fiscal 1995. Explanation of the components of the fiscal 1996 earnings results will be disclosed in the MD&A filed with the 1996 Form 10-K Report.

                               CRESTED CORP.
         _______________________________________________________
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 29, 1996       By:   s/ Robert Scott Lorimer
      ___________________        __________________________________
                                    ROBERT SCOTT LORIMER,
                                   Treasurer and CFO,